UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Republic of Argentina	1-12102	Not Applicable
(State or other jurisdiction incorporation or organization)	(Commission File Number)	(IRS Employer of Identiication No.)

Macacha Güemes 515

C1106BKK Ciudad Autónoma de Buenos Aires, Argentina

(Address of principal executive ofices) (Zip Code)

Diego M. Pando

Tel: (011-54-11) 5441-3500

Facsimile Number: (011-54-11) 5441-3726

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule13p-1under the Securities Exchange Act (17CFR240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1- Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

YPF S.A. (the “Company” or “we”) evaluated the current product lines of its consolidated group and determined that through our subsidiary, A-Evangelista S.A., we manufacture products that contain metals derived from minerals defined as “conflict minerals” (as defined in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010).

We determined that during the reporting period January 1 to December 31, 2014, the only conflict mineral necessary to the production of products that we manufacture was tin. Tin was used in the wires of control panel instruments used in the production of dry gas shale well connections by A-Evangelista S.A.

We do not purchase any conflict minerals directly from mines, smelters or refiners. We rely on our direct and indirect suppliers of raw materials for use in our products to provide information about the existence and origin of any conflict minerals in any such raw materials. We conducted a reasonable country of origin inquiry (“RCOI”) in good faith by requesting from our suppliers using the format of the questionnaire template establish by the Electronic Industry Citizenship Coalition (EICC). We specifically asked them to provide us with information regarding their supply chain (our indirect suppliers) and the countries of origin of any conflict minerals contained in any materials they supply to us. As part of our process and protocols, we have an interdisciplinary team of personnel who are charged with primary responsibility for gathering data and conducting the analysis that form the basis for the Company’s determinations with respect to conflict minerals. This team includes personnel from our manufacturing, supply chain, accounting, corporate compliance and legal departments or functional areas.

Based on the written responses received to our RCOI and, as appropriate, other communications with our suppliers, which in each case we consider reliable, we have concluded that the tin we purchase through our supply chain does not come from the Democratic Republic of the Congo or certain adjoining countries (the “Covered Countries”).

In addition to the process described above, our General Purchasing and Contracting Conditions, which is applicable to the Company and certain of its subsidiaries, include conflict minerals - free sourcing clauses. The clauses include:

•	A representation and warranty from the supplier providing that none of the products, parts and/or materials it delivers to us contain or will contain conflict minerals from the Covered Countries.

•	An agreement from the supplier to provide, upon our request, any information regarding the origin and the chain of custody of the conflict minerals necessary for the production or functionality of a product manufactured by the supplier/contractor or provided by it to us.

•	A commitment from the supplier/contractor immediately to inform us if it discovered or has reason to believe that this representation and warranty given to us ceases to be true or correct.

This information provided under this section can be found on our website at www.ypf.com/investors.

Item 1.02	Exhibit

Not applicable

Section 2- Exhibits

Item 2.01	Exhibits

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

YPF Sociedad Anónima (Registrant)

By:	/s/ Daniel González
Name:	Daniel González
Chief Financial Officer

Date: May 21, 2015.

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